October 31, 2008

Ms. Keira Ino	Mail Stop 6010
Division of Corporation Finance U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Graymark Productions, Inc. Form 10-K for the year ended December 31, 2007 Filed on March 28, 2008 Form 10-Q for the period ended June 30, 2008 Filed on August 14, 2008 File No. 000-50638
Dear Ms. Ino:
     We are writing in response to the Staff’s comments set forth in its letter dated September 17, 2008. We have numbered each of our responses to correspond to the numbered comment set forth in the Staff’s letter dated September 17, 2008.
Form 10-K for the year ended December 31, 2007
Item 9A. Controls and Procedures, Page 34
1.	We propose to modify the disclosure under Item 9A. Controls and Procedures to read as follows (the modifications are underlined):

Item 9A. Controls and Procedures.
     Our Chief Executive Officer and Chief Financial Officer are responsible primarily for establishing and maintaining disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission. The controls and procedures are those defined in Rules 13a-15 or 15d-15 under the Securities Exchange Act of 1934. These controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
     Furthermore, our Chief Executive Officer and Chief Financial Officer are responsible for the design and supervision of our internal controls over financial reporting as defined in Rule 13a-15 of the Securities Exchange Act of 1934. These internal controls over financial reporting are then effected by and through our board of directors, management and other personnel, to provide reasonable assurance

Graymark Healthcare, Inc. • SDC Holdings, LLC • ApothecaryRx, LLC
101 N. Robinson, Ste. 920, Oklahoma City, Oklahoma 73102
405-601-5300 p • 405-601-4450 f • www.graymarkhealthcare.com

October 31, 2008
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. These policies and procedures
•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
     Our Executive Officer and Chief Financial Officer conducted their evaluation using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based upon their evaluation of the effectiveness of our disclosure controls and procedures and the internal controls over financial reporting as of the last day of the period covered by this report, concluded that our disclosure controls and procedures and internal controls over financial reporting were fully effective as of the last day of the period covered by this report and reported to our auditors and the audit committee of our board of directors that no change occurred in our disclosure controls and procedures and internal control over financial reporting occurred during the period covered by this report that would materially affect or is reasonably likely to materially affect our disclosure controls and procedures or internal control over financial reporting. In conducting their evaluation of our disclosure controls and procedures and internal controls over financial reporting, these executive officers did not discover any fraud that involved management or other employees who have a significant role in our disclosure controls and procedures and internal controls over financial reporting. Furthermore, there were no significant changes in our disclosure controls and procedures, internal controls over financial reporting, or other factors that could significantly affect our disclosure controls and procedures or internal controls over financial reporting subsequent to the date of their evaluation. Because no significant deficiencies or material weaknesses were discovered, no corrective actions were necessary or taken to correct significant deficiencies and material weaknesses in our internal controls and disclosure controls and procedures.
Consolidated Financial Statements
Notes to Financial Statements
Note 1 — Nature of Business, page F-7
2.	Both ApothecaryRx and SDC Holdings were considered to be the acquiring entities because they were under common ownership prior to the acquisition. At the

October 31, 2008
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

acquisition date, the former owners exchanged their limited liabilities interests in these entities for 102,000,000 common stock shares of Graymark. For financial reporting purposes, this acquisition was recorded at December 31, 2007, although actual delivery of the Graymark shares occurred a short time thereafter. The election was made to account for the acquisition with an effective date of December 31, 2007 because the terms of the acquisition had been finalized and the Company had shareholder approval for this transaction prior to December 31, 2007. In addition, three of the five directors resigned from the Board of Directors and replacement directors were appointed on January 30, 2008 and the new members of management were appointed to serve and an executive officer committee was chartered.

3.	In accordance with the requirements of Financial Accounting Standards Board Opinion No. 141 “Business Combinations” paragraph 17 ApothecaryRx and SDC Holdings were considered to be the acquiring entities for accounting purposes. The former owners of ApothecaryRX and SDC Holdings received a majority of the voting rights of the combined entity, appointed a majority of the directors of the combined entity, and replaced senior management.

The common stock shares held by Graymark shareholders prior to the acquisition were valued at their fair market value on the acquisition date based on the closing sale price of the Graymark common stock shares on the acquisition date and that value was allocated to the first to identifiable assets net of liabilities outstanding at the acquisition date. The excess value was allocated to goodwill. Given that the previous operations of Graymark were discontinued as of the effective date of the exchange, management determined that the goodwill associated with the previous operations of Graymark was fully impaired.
Note 5 — Goodwill and Other Intangibles, page F-15
4.	The primary factor used in determining the expected useful life of 15 years for customer lists was the expected period over which the customer lists will contribute directly to Graymark’s future cash flow. This was based on an analysis of the following:
•	the acquired core stores have been in business for 30 years or more;

•	the acquired stores are large, successful stores in small to mid-sized markets; the growth of the stores has been achieved primarily through strong customer retention;

•	all staff was retained at time of acquisition as well as the store name which assists in customer retention;

•	the historical records of customer turnover and discussions with the previous pharmacy owners regarding expected customer retention periods, and

•	the public filing with the Commission of other drug retailers were reviewed and the amortization periods for patient files ranged from 5 to 20 years.
In addition, we evaluate the remaining useful life of the customer lists at each reporting period to determine whether events and circumstances warrant a revision to

October 31, 2008
Ms. Keira Ino
Division of Corporation Finance
U.S. Securities and Exchange Commission

the remaining period of amortization. To date, no such revisions have been necessary.
Form 10-Q for the quarterly period ended June 30, 2008
Note 6 — Capital Structure, page 11
5.	The conversion price of the notes settled during January 2008 was determined by the Note Conversions and Prepayment Agreement with the note holder executed in December 2007. A copy of the agreement was filed with the Commission on December 7, 2007 as an exhibit to the Exchange Agreement included the Definitive Information Statement.
     In responding to the comments raised by the Staff in its letter of September 17, we acknowledge that (i) we are responsible for the adequacy and the accuracy of the disclosure in our filings with the Commission, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing that is the subject matter of the comments or any other filing, and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/S/ Rick Simpson

Chief Financial Officer